SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*

                            ORTEC INTERNATIONAL, INC.
                            _________________________
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ______________________________
                         (Title of Class of Securities)

                                    68749B108
                                 ______________
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
               __________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2000
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 11 Pages
                             Exhibit Index: Page 9


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                                                              Page 2 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 782,500
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   782,500
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            782,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [x]

13       Percent of Class Represented By Amount in Row (11)

                                            9.26%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LUPA FAMILY PARTNERS

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  New York

                           7        Sole Voting Power
  Number of                                 467,400
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   467,400
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            467,400

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.53%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 1,249,900
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,249,900
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,249,900

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            14.79%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                  STANLEY F. DRUCKENMILLER

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                            0%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                                              Page 6 of 11 Pages


          This Amendment No. 14 to Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Shares"), of Ortec International, Inc. (the "Issuer"). This Amendment No. 14 supplementally amends the initial statement on Schedule 13D dated September 29, 1997, filed by the Reporting Persons (as defined herein) and all amendments thereto (collectively, the "Initial Statement"). This Amendment No. 14 is being filed to report that, as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background.

          This Statement is being filed by SFM LLC, Lupa, Mr. Soros and Mr. Druckenmiller (collectively, the "Reporting Persons"). This statement relates to Shares held for the accounts of Quasar Partners and Lupa.

          On July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC. Mr. Druckenmiller no longer may be deemed to have investment discretion over the securities held for the account of Quasar Partners. As a result, Mr. Druckenmiller no longer may be deemed the beneficial owner of securities held for the account of Quasar Partners, and, as of July 1, 2000, is no longer a Reporting Person.

          Effective as of July 1, 2000, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated and there are no longer any Managing Directors. The business of SFM LLC is managed by Mr. Soros, in his capacity as Chairman and President.

Item 5.  Interest in Securities of the Issuer.

               (a) (i) SFM LLC may be deemed the beneficial owner of the 782,500 Shares held for the account of Quasar Partners (approximately 9.26% of the total number of Shares outstanding).

                    (ii) Mr. Soros may be deemed the beneficial owner of 1,249,900 Shares (approximately 14.79% of the total number of Shares outstanding). This number consists of (A) 782,500 Shares held for the account of Quasar Partners and (B) 467,400 Shares held for the account of Lupa.

                    (iii)Lupa may be deemed the beneficial owner of the 467,400 Shares held for its own account (approximately 5.53% of the total number of Shares outstanding).

               (b) (i) Each of SFM LLC and Mr. Soros may be deemed to have the sole power to direct the voting and disposition of the 782,500 Shares held for the account of Quasar Partners.

                    (ii) Mr. Soros, by virtue of his position as a general partner of Lupa, may be deemed to have the sole power to direct the voting and disposition of the 467,400 Shares held for the account of Lupa. Mr. Paul Soros, the other general partner of Lupa, does not normally exercise voting and dispositive power over the investments held for the account of Lupa.

                                                              Page 7 of 11 Pages

                    (iii) Lupa may be deemed to have the sole power to direct the voting and disposition of the 467,400 Shares held for its own account.

               (c) There have been no transactions with respect to the Shares since May 6, 2000 (60 days prior to the date hereof) by any of the Reporting Persons or Quasar Partners.

               (d) (i) Pursuant to a combination of Quasar Fund with and into Quantum Industrial Holdings Ltd. ("QIH"), effective February 1, 1999, portfolio investments previously held indirectly by Quasar Fund (including the Shares held for the account of Quasar Partners) were transferred to, and are held indirectly by, QIH. SFM LLC serves as principal investment manager to both Quasar Partners and QIH, and remains the principal investment manager of such portfolio investments. The partners of Quasar Partners, including Quantum Industrial Partners LDC, a Cayman Islands limited duration company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

                    (ii) The partners of Lupa have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Lupa in accordance with their partnership interests in Lupa.

               (e) As of July 1, 2000, Mr. Druckenmiller ceased to be the beneficial owner of more than five percent of the Shares.

               SFM LLC expressly disclaims beneficial ownership of any Shares not held for the accounts of the SFM Clients. Mr. Soros expressly disclaims beneficial ownership of any Shares not held for the accounts of the SFM Clients and Lupa. Lupa expressly disclaims ownership of any Shares not held for its account.

Item 7. Material to be Filed As Exhibits.

        The Exhibit Index is incorporated herein by reference.

                                                              Page 8 of 11 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  July 5, 2000                SOROS FUND MANAGEMENT LLC


                                   By:  /S/ RICHARD D. HOLAHAN, JR.
                                        --------------------------------------
                                        Richard D. Holahan, Jr.
                                        Assistant General Counsel


                                   GEORGE SOROS


                                   By:  /S/ RICHARD D. HOLAHAN, JR.
                                        --------------------------------------
                                        Richard D. Holahan, Jr.
                                        Attorney-in-Fact


                                   STANLEY F. DRUCKENMILLER


                                   By:  /S/ RICHARD D. HOLAHAN, JR.
                                        --------------------------------------
                                        Richard D. Holahan, Jr.
                                        Attorney-in-Fact

                                                              Page 9 of 11 Pages

                                  EXHIBIT INDEX

                                                                      Page No.
                                                                      --------

E.        Power of Attorney,  dated as of January 27, 2000, granted by
          Mr.  George  Soros in favor of Mr.  Michael  C. Neus and Mr.
          Richard D. Holahan, Jr......................................   10

F.        Power of Attorney,  dated as of January 27, 2000, granted by
          Mr. Stanley F. Druckenmiller in favor of Mr. Michael C. Neus
          and Mr. Richard D. Holahan, Jr..............................   11